Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 20, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.:	022-26598120/ 26598237/ 26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories announces closure of the transaction to divest ZEMBRACE® SYMTOUCH® and TOSYMRATM to Upsher-Smith Laboratories, LLC”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Laboratories announces closure of the transaction to divest
ZEMBRACE® SYMTOUCH® and TOSYMRATM to Upsher-Smith Laboratories, LLC

Hyderabad, India, July 20, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. July 20, 2019 - Dr. Reddy’s Laboratories Limited (BSE: 500124, NSE: DRREDDY, NYSE: RDY), announces the closure of the transaction with Upsher-Smith Laboratories, LLC (Upsher-Smith), pursuant to the satisfactory completion of all customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), as amended.

Under the agreement Dr. Reddy’s sold its US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, which were commercialized through its wholly owned subsidiary, Promius Pharma, LLC.

COR-0719-359

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Promius Pharma LLC: Promius Pharma is a wholly-owned subsidiary of Dr. Reddy’s Laboratories, one of the largest and most respected pharmaceutical companies in the world. Promius Pharma is committed to bringing new products to market that meet patients’ needs. For more information, log on to: www.promiuspharma.com.

About Upsher Smith LLC: Upsher-Smith Laboratories, LLC is a trusted U.S. pharmaceutical company that strives to improve the health and lives of patients through an unwavering commitment to high-quality products and sustainable growth. Since 1919, it has brought generics and brands to a wide array of customers backed by an attentive level of service, strong industry relationships, and dedication to uninterrupted supply. For more information, visit www.upsher-smith.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.